SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 5)

Under the Securities Exchange Act of 1934

CKX Lands, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

12562N104
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  12562N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ottley Properties, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 264,397 shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 264,397 shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 264,397 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 13.6%*
12.	Type of Reporting Person (See Instructions) OO
_______________
* Based on 1,942,495 total shares outstanding as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2012.

CUSIP No.  12562N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael B. White
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 264,397 shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 264,397 shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 264,397 shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 13.6%**
12.	Type of Reporting Person (See Instructions) IN

*	Michael B. White, as the sole manager of Ottley Properties, LLC, exercises voting and investment power over the shares held by Ottley Properties, LLC.
**	Based on 1,942,495 total shares outstanding as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2012.

ITEM 1:

(a)  Name of Issuer:

CKX Lands, Inc.

 (b)  Address of Issuer’s Principal Executive Offices:

700 Pujo Street, Suite 200
Lake Charles, Louisiana  70601

ITEM 2:

(a)  Name of Person Filing:

1.  Ottley Properties, LLC
2.  Michael B. White, as the sole manager of Ottley Properties, LLC

(b)  Address of Principal Business Office or, if None, Residence:

337 Metairie Road, Suite 202
Metairie, Louisiana  70005

(c)  Citizenship:

1.  Ottley Properties, LLC – State of Delaware
2.  Michael B. White – United States

(d)  Title of Class of Securities:

Common Stock, no par value

(e)  CUSIP Number:

12562N104

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned: 264,397 shares

(b)  Percent of class: 13.6%

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 264,397 shares
(ii)	Shared power to vote or to direct the vote 0 shares
(iii)	Sole power to dispose or to direct the disposition of 264,397 shares
(iv)	Shared power to dispose or to direct the disposition of 0 shares

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐
ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10:  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2013	By:	/s/ Michael B. White
Michael B. White

Ottley Properties, LLC

Date: February 8, 2013	By:	/s/ Michael B. White
Michael B. White
Sole Manager

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 5 to Schedule 13G dated as of February 8, 2013 relating to the shares of common stock, no par value per share, of CKX Lands, Inc., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

/s/ Michael B. White
Michael B. White

Ottley Properties, LLC

By:	/s/ Michael B. White
Michael B. White
Sole Manager